Mail Stop 3561

December 11, 2007

By U.S. Mail and facsimile to (504) 576-2776

J. Wayne Leonard
Chairman and Chief Executive Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

> **Re: Entergy Corporation**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 1-11299**

Dear Mr. Leonard:

We have reviewed your response letter dated October 31, 2007 and have the following comments. Please respond to our comments by December 26, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

General

1. We note that many of your responses indicate that you will comply with the comments "as appropriate" and that you will take our comments "into account" or will generally consider our comments. Please revise your response letter throughout to indicate that you will comply with our comments.

Compensation Discussion and Analysis, page 16

2. We note your response to comment 3 in our letter dated August 21, 2007 and we reissue that comment. Please identify the companies against which you benchmarked.

Elements of Compensation, page 18

3. We note your response to comment 4 in our letter dated August 21, 2007. Please confirm that you will include the response you provided in future filings.

4. We note your response to comment 5 in our letter dated August 21, 2007 and we reissue that comment. Please include the 2006 and 2007 targets or provide us specific analysis as to how the targets would cause you competitive harm.

5. We note your response to comment 6 in our letter dated August 21, 2007 and we reissue that comment. Please confirm that you will explain how the management effectiveness factor increases the annual funding multiplier.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: Paul A. Castanon
        Associate General Counsel and
         Assistant Corporate Secretary